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                                                      SEC FILE NUMBER
                                                          0-28008
                                                ----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):  Form 10-K [X]  Form 20-F [ ]  Form 11-K [ ]  Form 10-Q [ ]
              Form N-SAR  [ ]  Form N-CSR [ ]

For Period Ended:         December 31, 2004
              [ ]    Transition Report on Form 10-K
              [ ]    Transition Report on Form 20-F
              [ ]    Transition Report on Form 11-K
              [ ]    Transition Report on Form 10-Q
              [ ]    Transition Report on Form N-SAR
              [ ]    For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

SmartServ Online, Inc.
Full Name of Registrant

Former Name if Applicable

2250 Butler Pike, Suite 150
Address of Principal Executive Office (Street and Number)

Plymouth Meeting, PA 19462
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b)  The subject annual report,  semi-annual  report,  transition report on
[X]       Form 10-K,  Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof,  will be  filed  on or  before  the  fifteenth  calendar  day following the prescribed due date; or the subject  quarterly report or transition report on Form 10-Q, or subject distribution report on Form
          10-D,  or  portion  thereof,  will be filed  on or  before  the  fifth calendar day following the prescribed due date; and

     (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

PART III - NARRATIVE

State below in reasonable  detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition  report or portion  thereof,  could not be filed within the prescribed time period.

We are unable to file, without  unreasonable effort and expense, our Form 10-KSB
Annual  Report for the year ended  December 31, 2004 because we,  including  our small  accounting  staff,  have  devoted  substantial  time and effort to recent business  matters  and  also  due  to our  transition  to  our  new  independent accountants,  as reported on our Current  Report on Form 8-K,  filed on December
21, 2004. We anticipate  that our Form 10-KSB Annual  Report,  together with our audited financial  statements,  will be filed on or before the 15th calendar day following the prescribed due date of our Form 10-KSB.

                    Persons who are to respond to the  collection of information
SEC 1344 (03-05)    contained  in this form are not  required to respond  unless the form displays a currently valid OMB control number.

(Attach extra sheets if necessary)

PART IV -- OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Dean M. Schwartz, Esquire     (215)                 564-8078
         (Name)               (Area Code)           (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof? Yes [ ] No [X]

If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             SmartServ Online, Inc.
                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date     March 31, 2005         By /s/Robert M. Pons
                                   Robert M. Pons, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).